SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  FORM 11-K



      [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934

                 For the fiscal year ended December 31, 2006

                                      OR

      [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934


                      Commission file number:  000-03676


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               VSE CORPORATION
                          EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               VSE Corporation
                            2550 Huntington Avenue
                          Alexandria, Virginia  22303



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ C. S. Weber
                                           ____________________________
                                           C. S. Weber
                                           Executive Vice President and
                                           Chief Administrative Officer





VSE CORPORATION EMPLOYEE ESOP/401(K) PLAN

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005 with Report of Independent Registered Public Accounting Firm







                  VSE Corporation Employee ESOP/401(k) Plan

               Financial Statements and Supplemental Schedules

                         December 31, 2006 and 2005

                                   Contents


Report of Independent Registered Public Accounting Firm......................3

Audited Financial Statements

Statements of Net Assets Available for Benefits as of
       December 31, 2006 and 2005............................................4
Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2006..................................5
Notes to Financial Statements................................................6

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held At End of Year).................15

               Report of Independent Registered Accounting Firm


Plan Administrator
VSE Corporation Employee ESOP/401(k) Plan


         We have audited the accompanying statement of net assets available for benefits of VSE Corporation Employee ESOP/401(k) Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audit. The financial statements of the Plan as of December 31, 2005 were audited by other auditors whose report dated June 16, 2006, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Goodman & Company, L.L.P


Mclean, Virginia
June 27, 2007

                  VSE Corporation Employee ESOP/401(k) Plan
               Statements of Net Assets Available for Benefits

                                               December 31,    December 31,
                                                   2006            2005
                                                   ----            ----

Cash                                           $   193,515     $   216,572
                                               -----------     -----------
Assets held for investment purposes:
  Investments at fair value                     30,605,806      29,797,844
  Participant loans                                226,666         176,355
                                               -----------     -----------
Total assets held for investment purposes       30,832,472      29,974,199
                                               -----------     -----------

Receivables                                         13,991          14,327
                                               -----------     -----------
Net assets available for benefits              $31,039,978     $30,205,098
                                               ===========     ===========


See accompanying notes.

                  VSE Corporation Employee ESOP/401(k) Plan

          Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 2006



Additions
Contributions:
  Participants                                               $ 2,820,851
  Employer                                                       594,182
  Participant rollovers                                          618,795
Interest and dividends                                         1,472,358
                                                             -----------
Total additions                                                5,506,186
                                                             -----------

Deductions
Net depreciation in fair value of investments                  1,277,470
Benefits paid to participants                                  3,390,126
Other deductions                                                   3,710
                                                             -----------
Total deductions                                               4,671,306
                                                             -----------

Net increase                                                     834,880

Net assets available for benefits
Beginning of year                                             30,205,098
                                                             -----------
End of year                                                  $31,039,978
                                                             ===========
See accompanying notes.

                  VSE Corporation Employee ESOP/401(k) Plan

                        Notes to Financial Statements

                          December 31, 2006 and 2005


1. Description of the Plan

General Description

The VSE Corporation Employee ESOP/401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company or Plan Sponsor) in 1984. The Plan is a defined contribution plan with an Employee Stock Ownership Plan (ESOP) component covering all full-time and part-time employees of the Company and a 401(k) component covering all full-time and part-time employees of the Company and its wholly owned subsidiaries. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The above description of the Plan provides only general information. Participants should refer to Plan documents for a more complete description of Plan provisions.

On April 27, 2005, the Plan was amended to change the definition of the "Plan Year". Effective December 28, 2005, "Plan Year" means the Plan's accounting year of twelve months commencing on January 1 of each year and ending on the following December 31. Prior to December 28, 2005, the Plan Year commenced December 28 of each year and ended the following December 27.

Plan Administration

Certain officers or employees of the Company serve as Trustees of the Plan (Plan Trustees). Merrill Lynch serves as the third party plan administrator. Merrill Lynch provides an open architecture of fund investments and provides daily recordkeeping services for the Plan. The ESOP portion of the Plan is administered in-house by the Company.

Eligibility

An eligible employee, as defined in the Plan document, becomes eligible to participate in the Plan on the first day of the month following the date of hire. If the eligible employee's first day of employment falls on the first calendar day of the month (or on the first regular working day of the month), the eligible employee will immediately be eligible to participate in the Plan.

                  VSE Corporation Employee ESOP/401(k) Plan

1. Description of the Plan (continued)

Contributions

Each participant who has had VSE Corporation Common Stock (par value $.05 per share) (VSE Stock) allocated to his or her participant Payroll-Based Stock Ownership Plan (PAYSOP) or ESOP account is entitled to exercise voting rights attributable to such VSE Stock and is provided with proxy soliciting material by the Plan Administrator prior to the time that such rights are to be exercised. If participants fail to exercise their VSE Stock voting rights, the Plan Trustees vote the stock. The Plan Trustees also vote all of the VSE Stock held by the Plan's VSE Stock Fund as well as all unallocated VSE Stock held by the Plan. No contributions have been made to the PAYSOP since 1986, and no contributions have been made to the ESOP since March 31, 1999.

The Company's matching contribution is discretionary. The Company currently contributes 50 cents for each dollar of salary that a Company employee participant contributes on the first 6% of salary. The Company makes a cash contribution for the match, and the cash contribution is allocated to each eligible participant's account on a pay period (semi-monthly) basis.

ESOP and Company matching 401(k) contributions (but not PAYSOP allocations) are subject to a graded vesting schedule. Effective December 28, 2001, the vesting schedule changed to 25% after one year of service, 50% after two years of service, and 100% after three years of service. To earn a "year of service," a participant must work 1,000 hours or more in a calendar year. Forfeitures of participant nonvested account balances are applied to reduce the Company's contribution in the following year. Total forfeitures applied as a reduction of the Company's contribution for 2006 and 2005 were $103,169 and $54,233, respectively, and unused forfeitures at December 31, 2006 and 2005, were approximately $26,244 and $86,457, respectively.

Participants are allowed to elect to defer up to 100% of their salary into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code (IRC), subject to the maximum salary deferral limit for 2006 and 2005 of $15,000 and $14,000, respectively. The deferral amounts are also subject to limitations based on Plan provisions and participation deferral percentages. Participant contributions are invested at the discretion of the participant in any of 25 separately managed funds currently offered under the Plan by the Plan's third-party administrator, Merrill Lynch. In 2006 and 2005, the Plan allowed employees age 50 and older by the end of the Plan Year to contribute up to an additional $5,000 and $4,000, respectively, pursuant to IRS "catch-up" regulations.
                                     -7-

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)


Dividends received on VSE Stock held in participant accounts and nonparticipant directed investments are allocated pro rata to such participant and nonparticipant accounts.

Distributions

Participants (or their beneficiaries) are eligible to receive Plan benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of Merrill Lynch funds are typically made in cash from liquidation of the participant's account. Distributions of VSE Stock are typically made in shares of VSE Stock. Fractional shares of VSE Stock and distributions fewer than 100 shares are paid in cash.

Participants may also apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship in accordance with IRS regulations.

Ownership Rights (Vesting)

Participants are 100% vested in their 401(k) salary deferral contributions and any PAYSOP contributions. All contributions to the ESOP, which began in 1987, and the Company 401(k) match, which began in 1999, are subject to a graded vesting schedule as described in the "Contributions" subsection above.

Plan Termination

In the event of Plan termination, each participant will be fully vested in amounts held within the Plan for the participant's benefit. The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. No such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

                  VSE Corporation Employee ESOP/401(k) Plan

2.	Summary of Significant Accounting Policies (contintued)

Use of Estimates

The preparation of financial statements in conformity with U.S.
generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The direct administrative expenses of the Plan for the Plan year ended December 31, 2006 and 2005 of approximately $27 thousand and $26 thousand, respectively, were paid by the Company.

3. Investments

Investments

Merrill Lynch offers 12 Core Investment Options and 13 Mutual Fund Window Investment Options. In addition, 5 Goal Manager Portfolio Models are offered through the Plan. Each Goal Manager Portfolio Model is composed of investment options determined by a participant's investment style and risk level.

Investment of a participant's 401(k) account is directed by the participant among options available under the Plan as described in the "Contributions" subsection above. Investments in VSE Corporation stock are valued at fair market value based on quoted market prices. Investments in mutual funds and common/collective trusts are valued at quoted market prices. Participant loans are valued at their unpaid balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. VSE Stock is purchased in the over-the-counter market or from stockholders. Dividends on VSE Stock are reinvested at fair market value.

                  VSE Corporation Employee ESOP/401(k) Plan

3.	Investments (continued)

Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                               December 31,    December 31,
                                                   2006            2005
                                                   ----            ----
VSE Stock                                       $8,097,591     $11,067,585
ML Ret Preservation Trust                        3,413,833       3,196,085
MFS Massachusetts Investors GR Stk (A)           3,104,170       2,864,302
Templeton Foreign Fund                           2,555,604       1,836,681
American Funds Washington Mutual Investors
  Fund                                           2,424,152       2,093,906
MFS Total Return Fund                            1,723,812       1,772,391


The Plan's investment in VSE Stock at December 31, 2006 and December 31, 2005, is presented in the following table:

Number of shares                                   238,867         262,913
Cost                                            $1,152,104      $1,274,913
Market                                          $8,097,591     $11,067,585


Nonparticipant-Directed Investments

Nonparticipant-directed investments, held in the Plan as of December 31, 2006 and 2005, consisted entirely of VSE Stock. These net assets, and changes are as follows:

Net assets                                         2006            2005
----------                                         ----            ----

VSE Stock                                       $8,097,591     $11,067,585

                  VSE Corporation Employee ESOP/401(k) Plan

3. Investments (continued)

Nonparticipant-Directed Investments (continued)

                                                                Year ended
                                                               December 31,
                                                                   2006
                                                                   ----
Changes in net assets:
  Net realized and unrealized gain on VSE Stock                $(1,986,689)
  Dividends converted to VSE Stock                                  46,080
  Distributions to participants                                 (1,029,385)
                                                               -----------
                                                               $(2,969,994)
                                                               ===========


During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value as a result of net changes in the market values of the investments held (principally stock mutual funds and VSE Stock) by $1,277,470 as follows:

Mutual funds                                                   $   709,219
VSE Stock                                                       (1,986,689)
                                                               -----------
                                                               $(1,277,470)
                                                               ===========

4. Differences Between Financial Statements and Form 5500

In accordance with U.S. generally accepted accounting principles, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):

                                               December 31,    December 31,
                                                   2006            2005
                                                   ----            ----
Net assets available for benefits per the
  financial statements                         $31,039,978     $30,205,098
Amounts allocated to withdrawing
  participants                                        (108)           (411)
                                               -----------     -----------
Net assets available for benefits per Form
  5500                                         $31,039,870     $30,204,687
                                               ===========     ===========
                                     -11-

                  VSE Corporation Employee ESOP/401(k) Plan

                  Notes to Financial Statements (continued)



4. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

Benefits paid to participants per the
  financial statements                                         $3,390,126
Add amounts allocated to withdrawing
  participants at December 31, 2006                                   108
Less amounts allocated to withdrawing
  participants at December 31, 2005                                  (411)
                                                               ----------
Benefits paid to participants per Form 5500                    $3,389,823
                                                               ==========

5. Participant Loans

Participants may be granted loans from this plan not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $1,000. Participant loans bear interest at the prime rate of interest plus 1% determined at the time the loan is requested. Loans are secured by the participant's account, having a maximum term of five years. Loan payments are made through payroll on a pay period basis.

6. Party-in-interest Transactions

Merrill Lynch serves as third party plan administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2003 stating that the Plan is qualified under
Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                  VSE Corporation Employee ESOP/401(k) Plan

8. Employer Securities

Section 407(b) of ERISA permits the Plan to hold an investment in VSE Stock in excess of 10% of the fair market value of the Plan's assets.

9. Diversification

Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25% of the VSE Stock held in their PAYSOP and ESOP accounts.

10. Plan Amendment

Effective January 1, 2007, the Plan was amended to incorporate the Safe Harbor method of meeting nondiscrimination requirements of the Internal Revenue Code. As of the effective date, all matching contributions made pursuant to the IRC shall be fully vested. Pursuant to the Plan, matching contributions shall not be eligible for hardship distributions, but shall be available for loans. Matching contributions made on behalf of a participant shall be invested based on the investments selected by such participant.

                            Supplemental Schedule

                  VSE Corporation Employee ESOP/401(k) Plan
          Schedule H, Line 4i-Schedule of Assets (Held At End of Year)
                       EIN: 54 0649263 Plan Number: 002

                              December 31, 2006


                                               Description of
Identity of Issue                                Investment             Cost         Fair Value
-----------------------------------------------------------------------------------------------
MFS Massachusetts Investors Gr Stk (A)       Mutual Fund shares         ***         $ 3,104,170
Templeton Foreign Fund                       Mutual Fund shares         ***           2,555,604
American Washington Mutual Investors (R-3)   Mutual Fund shares         ***           2,424,152
MSF Total Return Fund                        Mutual Fund shares         ***           1,723,812
Alger MidCap Growth Institutional Portfolio  Mutual Fund shares         ***           1,447,523
Blackrock Basic Value Fund, Inc. (A)         Mutual Fund shares         ***           1,173,407
PIMCO Total Return Fund (A)                  Mutual Fund shares         ***           1,111,653
One Group Government Bond FD A               Mutual Fund shares         ***             950,473
Blackrock Global Rescs Prtf A                Mutual Fund shares         ***             866,074
Blackrock Healthcare Fund, Inc. (A)          Mutual Fund shares         ***             637,725
Goldman Sachs Mid Cap Value (A)              Mutual Fund shares         ***             596,578
Hotchkis & Wiley Small Cap Value Fund        Mutual Fund shares         ***             546,985
Phoenix-Duff & Phelps Real Estate
  Securities Fund (A)                        Mutual Fund shares         ***             311,070
Eaton Vance Utilities (A)                    Mutual Fund shares         ***             309,724
Thornburg Inter Value Fund (A)               Mutual Fund shares         ***             272,164
Blackrock Global Allocation Fund, Inc. (A)   Mutual Fund shares         ***             218,856
Blackrock S&P 500 Index Fund (I)             Mutual Fund shares         ***             188,564
Ariel Fund                                   Mutual Fund shares         ***             173,073
Franklin Mutual Financial Services Fund (A)  Mutual Fund shares         ***             167,843
Victory Diversified Stock Fund (A)           Mutual Fund shares         ***             111,207
USB U.S. Small Cap Growth Fund (A)           Mutual Fund shares         ***              68,718
Pioneer High Yield Fund Class A              Mutual Fund shares         ***              63,898
Seligman Communications & Information (A)    Mutual Fund shares         ***              59,908
Evergreen Sel Adj Rate Fund CL (A)           Mutual Fund shares         ***              11,151
ML Ret Preservation Trust *                  Common/Collective Trust    ***           3,413,833
VSE Stock *  **                              Common Stock shares     $1,152,104       8,097,591
Participant loans (interest rates varied
  from 5.00% to 9.25% during 2006)           Participant loans                          226,666
Pending Settlement Fund                                                                      50
                                                                                    -----------
Total assets held for investment purposes                                           $30,832,472
                                                                                    ===========

*   Represents a party-in-interest (see Note 6)
**  Represents nonparticipant-directed investments (VSE Stock)
*** Historical cost not required to be presented as investments are participant directed.

                                     -15-